Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2:	Date of Material Change

November 2, 2022

Item 3:	News Release

A news release announcing the material change was issued on November 2, 2022, through Cision (“News Release”). The News Release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On November 2, 2022, the Company reported its financial and operations results for the third quarter of 2022 in the News Release. As part of the News Release the Company announced that it expected full-year production to be approximately 540,000 ounces of gold and costs to exceed the upper end of guidance by approximately five percent.

Item 5.1:	Full Description of Material Change

All financial figures are in US dollars, unless otherwise indicated.

On November 2, 2022, the Company reported its financial and operations results for the third quarter of 2022 in the News Release. As part of the News Release the Company announced the following:

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

Operational

•	Produced 143,615 oz of gold during the Quarter; sold 143,032 oz of gold at an average realized gold price of $1,711 per oz

•	Total cash costs of $1,400 per oz and AISC of $1,749 per oz1 2

•	There were no lost-time injuries during the Quarter; the Company’s total recordable injury frequency rate is 2.57 per million hours worked on a rolling 12-month basis

•	Four-day suspension of operations at Los Filos as the result of a community blockade

Earnings

•	Earnings from mine operations of $7.4 million

•	Net loss of $30.1 million or $(0.10) per share

•	Adjusted net loss(1) of $27.6 million or $(0.09) per share, after adjusting for certain non-cash expense items[3]

(1)

Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)

Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022, exclude Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3)	Primary adjustments for the three months ended September 30, 2022, were a $13.4 million loss on change in fair value of share purchase warrants and a $10.6 million unrealized gain on gold contracts

Financial

•	Cash flow from operations before changes in non-cash working capital of $14.5 million ($54.2 million cash flow used in operations after changes in non-cash working capital)

•	Adjusted EBITDA(1)(3) of $25.7 million

•	Expenditures of $41.1 million in sustaining capital and $131.5 million in non-sustaining capital(1)

•	Cash and cash equivalents (unrestricted) of $141.9 million at September 30, 2022

•	Net debt(1) of $583.8 million at September 30, 2022

•	On October 21, 2022, the Company drew down an additional $100 million on its revolving credit facility

Construction, development and exploration

•	Continued commissioning at Santa Luz; achieved commercial production effective October 1, 2022

•	Advanced Greenstone construction

•	More than 1.8 million work hours complete with no lost-time injuries as at the end of October 2022

•	On schedule to pour gold in the first half of 2024, 57% complete as at October 21, 2022

•	On budget, with 67% ($766 million) of total capital costs contracted and 41% ($501 million) of total construction budget spent at September 30, 2022 (100% basis)

•	Independent quantitative risk assessment confirmed the project remains within the schedule and budget as announced on October 27, 2021, based on detailed engineering and construction progress

Corporate

•	Increased the Company’s liquidity by amending its credit facilities

•	Increased the revolving credit facility (“Revolving Facility”) from $400 million to $700 million

•	$73.3 million of outstanding principal balance under the term loan rolled into Revolving Facility, eliminating the need for principal payments through mid-2026

•	$99.8 million of Revolving Facility drawn in July 2022 and $100.0 million drawn in October 2022; $127.2 million of Revolving Facility undrawn as of the date of the News Release

•	Added a $100 million uncommitted accordion feature

•	Extended the maturity from March 8, 2024 to July 28, 2026 with the ability to request a one-year extension

•	Decreased borrowing costs by reducing Revolving Facility interest rate by an average of 25 to 50 basis points

•	On September 1, 2022, Greg Smith, President of Equinox Gold, succeeded Christian Milau as Chief Executive Officer and a Director of Equinox Gold

RECENT DEVELOPMENTS

•

On October 19, 2022, the Company released an updated feasibility study for a potential expansion at Los Filos that contemplates continued development of the Bermejal underground deposit and construction of a 10,000 tonnes-per-day carbon-in-leach processing plant to operate concurrently with existing heap leach facilities. The technical report is available for download on the Company’s website and under the Company’s profile on SEDAR and on EDGAR

•

On October 24, 2022, the Company filed a preliminary base shelf prospectus with the securities commissions in each of the provinces and territories of Canada to provide the Company with future financial flexibility, but has not entered into any agreements or arrangements to authorize or offer any securities. Once final or effective, the base shelf prospectus, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, will allow the Company to make offerings, including through “at-the-market” transactions, of up to $500,000,000 of common shares, debt securities, subscription receipts, share purchase contracts, units, warrants, or any combination thereof, from time to time over a 25-month period in both the United States and Canada. A copy of the preliminary base shelf prospectus can be found under the Company’s profile on SEDAR

•

Based on production to date at Los Filos and Aurizona, both of which experienced operational challenges that are expected to affect Q4 2022 production, and the ongoing inflationary macro- economic environment, the Company expects gold production to be approximately 540,000 ounces for the year with costs to exceed the upper end of AISC guidance of $1,530 per oz by approximately 5%

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
Operating data	Unit	2022	2022	2021	2022	2021
Gold produced	oz	143,615	120,813	139,758	381,880	391,678
Gold sold	oz	143,032	120,395	137,144	382,751	390,412
Average realized gold price	$/oz	1,711	1,856	1,780	1,804	1,790
Cash costs per oz sold(1)(2)	$/oz	1,400	1,482	1,109	1,373	1,113
AISC per oz sold(1)(2)(3)	$/oz	1,749	1,657	1,327	1,663	1,396

Financial data
Revenue	M$	245.1	224.6	245.1	692.9	701.1
Earnings from mine operations	M$	7.4	17.0	45.7	52.9	131.2
Net (loss) income	M$	(30.1)	(78.7)	(8.1)	(128.6)	445.9
(Loss) earnings per share	$/share	(0.10)	(0.26)	(0.03)	(0.42)	1.59
Adjusted EBITDA(1)	M$	25.7	24.1	62.9	94.1	177.2
Adjusted net (loss) income(1)	M$	(27.6)	(47.9)	3.9	(98.5)	(0.1)
Adjusted EPS(1)	$/share	(0.09)	(0.16)	0.01	(0.32)	0.00

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	141.9	159.7	300.3	141.9	300.3
Net debt(1)	M$	583.8	472.2	244.8	583.8	244.8
Operating cash flow before changes in non-cash working capital	M$	14.5	16.4	48.3	64.3	141.9

(1)	Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net (loss) income, adjusted EPS and net debt are non-IFRS measures. See Non- IFRS Measures and Cautionary Notes.
(2)

Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 exclude Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3)	AISC per oz sold excludes corporate general and administration expenses.
(4)	Numbers in tables throughout the News Release may not sum due to rounding.

The Company sold 4% more gold ounces in Q3 2022 compared to Q3 2021. The increase was mainly driven by increased production at Mesquite and the contribution of pre-commercial production ounces at Santa Luz, offset by decreased production at Los Filos, Aurizona, and RDM, and by no gold sales at Mercedes as the operation was sold on April 21, 2022. Higher gold production at Mesquite was mainly due to accessing the majority of ore from the Brownie open pit late in Q2 2022, allowing for full leaching during Q3 2022. Lower gold production at Los Filos was mainly due to 33% lower gold grades, primarily due to lower-grade mined from the Guadalupe open pit and slow development into higher-grade areas in the Bermejal underground. Lower gold production at Aurizona was due in part to processing stockpile ore with lower grades as high rainfall continued into July 2022 and impeded access to higher-grade ore from the Piaba open pit. Lower than expected equipment availability also impacted the remainder of Q3 2022. Aurizona’s mining contractor has supplemented its fleet in October 2022 to remedy this. Lower gold production at RDM is due to the decision to process low-grade stockpile material while the open pit is being dewatered.

The Company sold 2% fewer gold ounces for the nine months ended September 30, 2022 compared to the comparative period of 2021. The decrease was mainly due to lower production at Aurizona, which experienced a longer rainy season in 2022, and lower production at RDM, which was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise, and a transition in Q3 2022 to processing low-grade stockpile material rather than mining in-situ ore. The decrease was partially offset by increased production at Mesquite, driven by earlier delivery of ounces to the leach pad as compared to 2021 due to mine sequencing, and the contribution of pre-commercial production ounces at Santa Luz.

In Q3 2022, earnings from mine operations were $7.4 million (Q3 2021 - $45.7 million) and for the nine months ended September 30, 2022 were $52.9 million (nine months ended September 30, 2021 - $131.2 million). Earnings from mine operations were lower in Q3 2022 compared to Q3 2021 due to lower realized gold price per ounce, higher operating costs, supply constraints, and inflationary pressures, particularly from increased prices of oil and other consumables.

Earnings from mine operations were lower for the nine months ended September 30, 2022 compared to the comparative period of 2021 primarily due to lower earnings from mine operations at Aurizona and Los Filos. Aurizona’s earnings from mine operations decreased by $45.4 million primarily due to selling 26% fewer ounces of gold. Los Filos’ earnings from mine operations decreased by $40.9 million primarily due to an increase in open pit and underground mining costs, reflecting more activity to produce a similar amount of gold as Los Filos moved 14 million more tonnes of waste to process 1,005 more recoverable ounces.

The Company incurred a net loss in Q3 2022 of $30.1 million (Q3 2021 - net loss of $8.1 million) and a net loss for the nine months ended September 30, 2022 of $128.6 million (nine months ended September 30, 2021 - net income of $445.9 million). The net losses were impacted by lower earnings from mine operations and losses of $13.4 million and $72.8 million on the change in fair value of share purchase warrants for the three and nine months ended September 30, 2022, respectively, compared to gains of $1.0 million and $58.3 million during the comparative periods in 2021. Results for the nine months ended September 30, 2021 were also impacted by a $186.1 million gain on reclassification of investment in Solaris Resources Inc. (“Solaris”), a $81.4 million gain on bargain purchase price of Premier, a $50.3 million gain on the sale of a partial interest in Solaris and a $45.4 million gain on the sale of the Pilar mine.

In Q3 2022, adjusted EBITDA was $25.7 million (Q3 2021 - $62.9 million) and for the nine months ended September 30, 2022 was $94.1 million (nine months ended September 30, 2021 - $177.2 million). In Q3 2022, adjusted net loss was $27.6 million (Q3 2021 - adjusted net income of $3.9 million) and for the nine months ended September 30, 2022 was a net loss of $98.5 million (nine months ended September 30, 2021 - adjusted net loss of $0.1 million). Adjusted EBITDA and adjusted net loss were impacted by lower earnings from mine operations compared to the comparative periods in 2021.

Sustaining capital expenditures totaled $41.1 and $96.1 million for the three and nine months ended September 30,

2022, respectively. Non-sustaining capital expenditures totaled $131.5 million and $356.4 million for the three and nine months ended September 30, 2022, respectively. Sustaining capital and non-sustaining capital expenditures are broken down by mine site in the MD&A.

SELECTED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPT 30, 2022 AND 2021

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
$ amounts in millions, except per share amounts	2022	2021	2022	2021(1)
Revenue	$245.1	$245.1	$692.9	$701.1
Cost of sales
Operating expense	(188.8)	(152.7)	(511.8)	(439.3)
Depreciation and depletion	(48.9)	(46.8)	(128.2)	(130.5)

Earnings from mine operations	7.4	45.7	52.9	131.3
Care and maintenance expense	(2.9)	(6.0)	(8.1)	(15.2)
Exploration expense	(6.2)	(5.6)	(13.9)	(13.3)
General and administration expense	(10.9)	(12.4)	(33.8)	(35.3)

Income from operations	(12.6)	21.6	(2.9)	67.5
Finance expense	(10.3)	(10.7)	(27.9)	(31.2)
Finance income	1.3	1.1	3.0	1.7
Share of net income (loss) in associate	4.9	(5.3)	(2.6)	(7.6)
Other (expense) income	(11.3)	(18.0)	(62.9)	416.5

Net (loss) income before taxes	(28.0)	(11.3)	(93.3)	446.9
Income tax (expense) recovery	(2.1)	3.2	(35.3)	(0.9)

Net (loss) income	$(30.1)	$(8.1)	$(128.6)	$446.0
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.10)	$(0.03)	$(0.42)	$1.59
Diluted	$(0.10)	$(0.03)	$(0.42)	$1.38

(1)	Financial results for the nine months ended September 30, 2021 include the results of operations for the mines acquired through the Premier Acquisition for the period of April 7 to September 30, 2021.

CAUTIONARY NOTES

Non-IFRS Measures

This material change report refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
$’s in millions, except ounce and per oz figures	2022	2022	2021	2022	2021
Gold ounces sold	143,032	120,395	137,144	382,751	390,412
Santa Luz gold ounces sold(1)	(17,756)	(4,978)	—	(22,945)	—

Adjusted gold ounces sold	125,276	115,417	137,144	359,806	390,412

Operating expenses	$188.8	$170.7	$152.7	$511.8	$439.3
Lease payments	1.4	0.5	2.4	4.3	5.6
Silver by-product credits	(0.6)	(1.1)	0.1	(2.5)	(1.5)
Fair value adjustment on acquired inventories	8.1	7.6	(1.4)	9.7	(7.2)
Santa Luz operating expenses(1)	(22.3)	(6.6)	—	(29.3)	—

Total cash costs	$175.4	$171.1	$152.1	$494.0	$434.5

Cash costs per oz sold	$1,400	$1,482	$1,109	$1,373	$1,113

Total cash costs	$175.4	$171.1	$152.1	$494.0	$434.5
Sustaining capital	41.1	18.0	26.9	96.1	102.3
Reclamation expenses	2.7	2.3	2.4	7.4	7.5
Sustaining exploration expenses	—	0.1	0.6	1.1	0.6
Santa Luz reclamation expense (1)	(0.1)	(0.2)	—	(0.2)	—

Total AISC	219.1	191.2	182.0	598.4	545.0

AISC per oz sold	$1,749	$1,657	$1,327	$1,663	$1,396

(1)

Consolidated cash cost per oz sold and AISC per oz sold for the three and nine months ended September 30, 2022 excludes Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining and non-sustaining capital reconciliation

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
$’s in millions	2022	2022	2021	2022	2021
Capital additions to mineral properties, plant and equipment(1)	$182.6	$167.4	$99.7	$479.0	$319.9
Less: Non-sustaining capital at operating sites	(12.4)	(27.7)	(25.6)	(70.4)	(77.9)
Less: Non-sustaining capital at development projects	(119.2)	(106.4)	(38.9)	(286.0)	(75.2)
Less: Capital expenditures - corporate	—	(10.1)	(0.2)	(10.2)	(0.9)
Less: Other non-cash additions(2)	(9.9)	(5.2)	(8.0)	(16.3)	(63.6)

Sustaining capital expenditures	$41.1	$18.0	$26.9	$96.1	$102.2

(1)

Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2)

Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
$’s in millions	2022	2022	2021	2022	2021
Operating cash flow before non-cash changes in working capital	$14.5	$16.4	$48.3	$64.3	$141.9
Add: Operating cash flow used by non-mine site activity(1)	$25.4	$24.4	$36.9	$88.6	103.7

Cash flow from operating mine sites	$39.9	$40.8	$85.2	$152.9	$245.6

Mineral property, plant and equipment additions	$182.6	$167.4	$99.7	$479.0	319.9
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	$(129.1)	$(121.7)	$(47.2)	$(312.5)	(139.7)

Capital expenditure from operating mine sites	$53.5	$45.7	$52.5	$166.5	180.2
Lease payments related to non-sustaining capital items	$5.8	$3.7	$4.1	$12.9	10.2
Non-sustaining exploration expenses	$5.9	$4.4	$2.1	$12.5	6.9

Total mine site free cash flow	$(25.3)	$(13.0)	$26.5	$(39.0)	$48.3

(1)	Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for September 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
$’s in millions	2022	2022	2021	2022	2021
Revenue	$245.1	$224.6	$245.1	$692.9	$701.1
Less: AISC	(219.1)	(191.2)	(182.0)	(598.4)	(545.0)
Less: Santa Luz revenue(1)	$(30.4)	$(9.1)	$—	$(40.0)	$—

AISC contribution margin	$(4.4)	$24.3	$63.1	$54.6	$156.0

Gold ounces sold	143,032	120,395	137,144	382,751	390,412
Less: Santa Luz gold ounces sold(1)	(17,756)	(4,978)	—	(22,945)	—

Adjusted gold ounces sold	125,276	115,417	137,144	359,806	390,412

AISC contribution margin per oz sold	$(35)	$210	$460	$152	$400

(1)

AISC contribution margin for three and nine months ended September 30, 2022 excludes Santa Luz results as the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
$’s in millions	2022	2022	2021	2022	2021
Net (loss) income before tax	$(28.0)	$(49.2)	$(11.3)	$(93.4)	446.9
Depreciation and depletion	49.1	37.3	48.1	129.0	133.8
Finance expense	10.3	8.2	10.7	27.9	31.2
Finance income	(1.3)	(0.9)	(1.1)	(3.0)	(1.7)

EBITDA	$30.2	$(4.7)	$46.4	$60.6	$610.1

Non-cash share-based compensation expense	0.5	1.3	1.6	2.9	5.2
Loss (gain) on change in fair value of warrants	13.4	39.6	(1.0)	72.8	(58.3)
Unrealized gain on gold contracts	(10.6)	(17.3)	(11.0)	(33.3)	(53.7)
Unrealized loss (gain) on foreign exchange contracts	2.8	6.2	8.9	(9.1)	1.3
Unrealized foreign exchange (gain) loss	(1.0)	(7.9)	3.8	1.6	6.6
Non-recurring charges recognized in operating expense(1)	—	—	1.7	—	1.7
Transaction costs	—	—	—	—	1.9
Share of net (income) loss on investment in associate	(4.9)	5.9	5.3	2.6	7.6
Other (income) expense(2)	(4.6)	0.9	7.3	(4.0)	(345.2)

Adjusted EBITDA	$25.7	$24.1	$62.9	$94.1	$177.2

(1)	Non-recurring charges recognized in operating expenses for the three and nine months ended September 30, 2021 relate to an impairment charge on replacement parts at Mesquite.
(2)

Other expense for the nine months ended September 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other expense for the three months ended September 30, 2021 includes a $7.0 million change in the fair value on streaming arrangements and gold prepay contracts. Other income for the nine months ended September 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for September 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30, September 30,
$’s in millions	2022	2022	2021	2022	2021
Basic weighted average shares outstanding	304,979,851	303,684,956	300,513,742	304,979,851	300,513,742
Diluted weighted average shares outstanding	304,979,851	303,684,956	300,513,742	304,979,851	300,513,742

Net (loss) income attributable to Equinox Gold shareholders	$(30.1)	$(78.7)	$(8.1)	$(128.6)	$445.9
Add (deduct):
Non-cash share-based compensation expense (recovery)	0.5	1.3	1.6	2.9	5.2
Loss (gain) on change in fair value of warrants	13.4	39.6	(1.0)	72.8	(58.3)
Unrealized gain on gold contracts	(10.6)	(17.3)	(11.0)	(33.3)	(53.7)
Unrealized loss (gain) on foreign exchange contracts	2.8	6.2	8.9	(9.1)	1.3
Unrealized foreign exchange (gain) loss	(1.0)	(7.9)	3.8	1.6	6.6
Non-recurring charges recognized in operating expense(1)	—	—	1.7	—	1.7
Transaction costs	—	—	—	—	1.9
Share of net (income) loss on investment in associate	(4.9)	5.9	5.3	2.6	7.6
Other (income) expense(2)	(4.6)	0.9	7.3	(4.0)	(345.2)
Income tax impact related to above adjustments	2.3	(0.4)	—	0.2	—
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	4.6	2.4	(4.5)	(3.6)	(13.1)

Adjusted net (loss) income	$(27.6)	$(47.9)	$3.9	$(98.5)	$(0.1)

Adjusted (loss) income per share - basic ($/share)	$(0.09)	$(0.16)	$0.01	$(0.32)	$0.00
Adjusted (loss) income per share - diluted ($/share)	$(0.09)	$(0.16)	$0.01	$(0.32)	$0.00

(1)	Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)

Other expense for the nine months ended September 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other expense for the three months ended September 30, 2021 includes a $7.0 million change in the fair value on streaming arrangements and gold prepay contracts. Other income for the nine months ended September 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	September 30,	December 31,	September 30,
	2022	2021	2021
Current portion of loans and borrowings	$—	$26.7	$26.7
Non-current portion of loans and borrowings	725.8	514.0	518.4

Total debt	725.8	540.7	545.1
Less: Cash and cash equivalents (unrestricted)	(141.9)	(305.5)	(300.3)

Net debt	$583.8	$235.2	$244.8

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Forward-looking Statements

This material change report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this material change report relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s production and cost guidance; the Company’s ability to successfully advance its growth and development projects, including the expansion of the Bermejal underground and construction of the CIL Plant at Los Filos, the expansions at Castle Mountain and Aurizona, and the construction of Greenstone; the future filing and effectiveness of a final base shelf prospectus or corresponding registration statement, and potential future offerings of Securities thereunder; the expectations for the Company’s investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “potential”, “intend”, “on schedule”, “on budget”, “expect”, “estimate”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this material change report.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this material change report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the

Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Pilar Gold or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the Company’s MD&A dated November 2, 2022 for the three and nine months ended September 30, 2022, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this material change report are expressly qualified in their entirety by this cautionary statement.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9:	Date of Report

November 8, 2022